March 23, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Richard Dutkiewicz
Chief Financial Officer
New World Restaurant Group, Inc.
1687 Coles Blvd.
Golden, Colorado 80401

RE:	New World Restaurant Group, Inc. (the "Company")
	Form 10-K for the fiscal year ended December 28, 2004
	File No. 0-27148

Dear Mr. Dutkiewicz:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the fiscal year ended December 28, 2004

Item 7 - Management`s Discussion and Analysis

Results of Operations for Fiscal Years 2004, 2003 and 2002
- Gross Profit, page 22

1. Please revise future filings to describe the significant components of costs of sales. Specifically, tell us and describe the types of costs that comprise retail or manufacturing costs (e.g. rent, employee salaries, etc.) as presented on the face of your consolidated income statement. Also, we note that you state in the second sentence of the first paragraph of your gross profit discussion that store-level operating expenses other than depreciation, amortization and taxes impact your retail margins. Please tell us and disclose how "store-level operating expenses" differ from or compare to retail and manufacturing costs of sales as it unclear from your current disclosures.

Contractual Obligations, page 26

2. We note that in connection with your sale of Willoughby`s Coffee and Tea you executed a two-year supply agreement to purchase coffee from the buyer; however, it does not appear that the purchase obligations under this agreement have been included in your table. Please clarify for us and revise the table in future filings as necessary.

Non-GAAP Measures, page 26

3. Reference is made to your presentation of EBITDA.   From your
disclosure, you define this non-GAAP measure as earnings before:
(1)
interest, (2) taxes, (3) depreciation and amortization, (4) integration and reorganization charges, (5) cumulative change in fair value of derivatives, (6) gain/loss on the investment, sale, disposal or exchange of assets, (7) impairment and other related charges and
(8) other income, which you used as a basis to measure financial performance and liquidity. Please note this is not appropriate, as you should only adjust net loss by interest, taxes and depreciation and amortization in reconciling to EBITDA. Please revise your presentation and disclosure of the non-GAAP measure EBITDA to comply with Item 10(e) of Regulation S-K and Section I of FR-65 which describes EBITDA as "earnings before interest, taxes, depreciation and amortization." Please also similarly revise your reference to EBITDA in the business section of your filing (page 3).

4. Also, to the extent that these items from your calculation of EBITDA are considered non-recurring, Item 10(e) of Regulation S-K prohibits adjusting for items which are reasonably likely to recur within two years or a similar charge or gain was recognized within the prior two years. While there is no prohibition against removing recurring items, registrants` must demonstrate the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate operating performance. In this regard, for each item that is excluded, registrants` are required to disclose:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* the economic substance behind management`s decision to use such a measure;

* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to the guidance in FR-65 and "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" maintained on the
Commissions` website at www.sec.gov.

Consolidated Statements of Operations, page 38

5. We note that you have classified the "loss (gain) on sale, disposal or abandonment of assets, net" under other expense (income) on the face of your consolidated income statement. Pursuant to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraph 25 and 45 of SFAS No. 144, gain (loss) on sale of assets should be reported in operating income (loss). In this regard, please revise your presentation to include the gain (loss) on sale, disposal or abandonment of assets, net within operating expenses. Similarly revise your presentation of the selected financial data on page 16.

Consolidated Statements of Cash Flows, page 40

6. We note that you present activity associated with proceeds (repayments) of your line credit on a "net" rather than gross basis in your consolidated statements of cash flows. Please tell us why you believe it is appropriate to reflect the activity associated with your line of credit on a net basis in your consolidated statements of cash flows pursuant to paragraphs 11 through 13 of SFAS No. 95. Alternatively, you may revise future filings accordingly.

Note 2 - Summary of Significant Accounting Policies

- Goodwill, Trademarks and Other Intangibles, page 45

7. We note the disclosure in Note 2 indicating that the Company completed a longevity analysis of certain brands and determined that certain trademarks had an estimated remaining useful life of 4 years.
We also note that these trademarks were previously treated as a non-amortizing intangible and accordingly, were reclassified as an amortizing intangible at June 29, 2004. Please tell us when these trademarks were initially acquired and why the Company previously concluded that these trademarks should be treated as an indefinite lived intangible at the time they were acquired. Also, tell us the nature and specific timing of the events or circumstances that resulted in the Company`s determination that the remaining useful life of these trademarks was much more limited than the Company had previously assumed and explain how the Company estimated or determined the revised useful life for these assets of four years. In addition, please explain in detail how the Company determined that these trademarks were not impaired at December 31, 2004, given their significantly reduced useful life. Your response should explain the methods and significant assumptions used to determine that the assets were not impaired. We may have further comment upon receipt of your response.

- Guarantees, page 45

8. We note the disclosure in Note 2 indicating that you are liable for certain lease assignments and guarantees and record a liability for your exposure under the lease assignments and guarantees when such exposure is "probable and estimable". Please clarify how your accounting treatment with respect to such guarantee arrangements complies with the requirements of FIN 45. As outlined in paragraph 9 of FIN 45, the provisions of paragraphs 8 through 12 of SFAS No.5 regarding the guarantors contingent obligation under a guarantee, should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under the guarantee. Please explain in further detail why you believe your current treatment with respect to your guarantees is appropriate given that you do not record a liability for such arrangements until payment is considered probable.



- Net Loss per Common Share, page 47

9. Please tell us and explain in the notes to your financial statements why you believe it is appropriate to reflect "shares contingently issuable" in the weighted average shares used to compute your basic and diluted net loss per share for the fiscal years ended
December 30, 2003 and December 31, 2002. As part of your response, please explain why you believe inclusion of these shares in your weighted average shares outstanding is in accordance with the guidance outlined in paragraph 10 of SFAS No.128.

Note 4 - Franchise and Other Receivables, page 50

10. Please supplementally describe and disclose in detail the nature of vendor rebates and how they are accounted for within your consolidated financial statements. Specifically tell us where you record vendor rebates in your income statement and provide us with the relevant guidance that supports your accounting treatment.

Note 10 - Senior Notes and Other Long-Term Debt

11. We note the disclosure on page 13 in Item 5 that you are precluded from paying dividends on your common stock under the terms of your financing arrangements. Please revise the notes to your financial statements in future filings to disclose the nature and terms of the dividend restrictions imposed under the terms of your financing arrangements. Refer to the requirements of Rule 4-08(e) of
Regulation S-X.

Note 13 - Fiscal 2003 Debt Refinancing and Equity
Recapitalization,
page 57

12. Your current disclosures regarding the terms of the equity recapitalization transaction that occurred during 2003 are overly vague. Please tell us and revise the notes to the Company`s consolidated financial statements to disclose in further detail the significant terms of the "equity recapitalization" transaction. As part of your response and your revised disclosure, please indicate the parties involved in this recapitalization transaction, the nature and terms of the interests in the Company that they held prior to the recapitalization transaction and the nature and terms of the interests that they received as a result of the transaction. Also, tell us and explain in the notes to your financial statements in further how you determined the fair value of any consideration issued by the Company as a result of this transaction and any resultant loss recognized in connection with this transaction. Your response and your revised disclosures should also explain the terms of any warrants issued or redeemed in connection with the equity recapitalization and should explain in detail how they were valued and accounted for in connection with the transaction.

Note 16 - Stock Option and Warrant Plans
- Warrants, page 61

13. Your current disclosures regarding your stock warrants do not comply with the requirements of Rule 4-08(i) of Regulation S-X. Please revise to disclose the exercise prices associated with your outstanding warrants. Also, please tell us in detail and explain in the notes to your financial statements how you valued and accounted for the warrants issued during fiscal 2003 and fiscal 2002. Additionally, explain in further detail the nature and significant terms of the transaction associated with the 227,747 warrants "converted" during 2003. Your response and your revised disclosure should explain what consideration these warrants were converted into since it does not appear the warrants were exercised.

Note 23 - Related Party Transactions, page 66

14. In future filings, please disclose in the notes to your financial statements that Greenlight Capital L.L.C. and its affiliates beneficially own approximately 97% of your common stock and therefore have control over the Company`s operations. Refer to the requirements of paragraph 2 of SFAS No.57.

Note 25 - Litigation
- Employment Related, page 68

15. Please tell us and disclose in future filings whether the resolution of the litigation with former employee, Tristan Goldstein and current employee, Valerie Bankhordar had or is expect to have
a
material effect on your consolidated financial statements.  Also, to
the extent the loss or possible range of losses exceeds the amount accrued and, is material; you should disclose the respective amount(s) within the notes to the consolidated financial statements and elsewhere within the document as appropriate.  Also, tell us
and
disclose the amount accrued in your fiscal 2003 financial
statements
representing the estimate to settle the litigation, and under which
caption the expenses related to legal settlements, if any, have been
included within your statements of operations.  Refer to paragraph
9
of SFAS No. 5.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


You may contact Jean Yu at (202) 824-5421 or Linda Cvrkel, Branch
Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Richard Dutkiewicz
New World Restaurant Group, Inc.
March 23, 2005
Page 1